As filed with the Securities and Exchange Commission on October 28, 2010	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

ENERSIS S.A.
 (Exact name of issuer of deposited securities as specified in its charter)

[N/A]
(Translation of issuer’s name into English)

Republic of Chile
 (Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Mr. Donald J. Puglisi
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
J. Allen Miller, Esq. Chadbourne & Parke LLP 30 Rockefeller Plaza New York, New York 10112	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing fifty (50) common shares, without par value, of Enersis S.A.	150,000,000 ADSs	$5.00	$5,000,000	$534.75
*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt – Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt – Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt – Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt – Paragraphs (15) and (16).

	(iii)	The collection and distribution of dividends	Reverse of Receipt – Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt – Paragraph (11). Reverse of Receipt – Paragraph (15).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (15).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Paragraph (3). Reverse of Receipt – Paragraphs (14) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt – Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt – Paragraph (11).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (5), (7), (8) and (12).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus
	(x)	Limitation upon the liability of the Depositary	Face of Receipt – Paragraph (5). Reverse of Receipt - Paragraphs (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt – Paragraph (8).

Item 2. AVAILABLE INFORMATION			Face of Receipt – Paragraph (11).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(i)
Form of Second Amended and Restated Deposit Agreement, by and among Enersis S.A., (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a)(i).

(a)(ii)
Amended and Restated Deposit Agreement, dated as of June 1, 1994, by and among the Company, the Depositary and the Holders of American Depositary Receipts issued thereunder.  — Filed herewith as Exhibit (a)(ii).

(b)(i)	Foreign Exchange Contract dated as of October 15, 1993, as amended on September 7, 2000 and September 24, 2008 (Unofficial Translated Version) — Filed herewith as Exhibit (b)(i).

(b)(ii)	Foreign Exchange Contract dated as of February 13, 1996, as amended on September 7, 2000 and September 24, 2008 (Unofficial Translated Version) — Filed herewith as Exhibit (b)(ii).

(b)(iii)	Foreign Exchange Contract dated as of October 12, 2000, as amended on September 24, 2008 (Unofficial Translated Version) — Filed herewith as Exhibit (b)(iii).

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(d)	Certificate under Rule 466. — None.

(e)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of June 1, 1994, by and among Enersis S.A., Citibank, N.A., as depositary, and all Holders from time to time of American Depositary Receipts issued thereunder, as proposed to be amended, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 28th day of October 2010.

Legal entity created by the Amended and Restated Deposit Agreement, dated as of June 1, 1994, as amended from time to time, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing fifty (50) common shares, without par value, of Enersis S.A.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Thomas Crane
	Name: Title:	Thomas Crane Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Enersis S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Santiago, Chile, on October 28, 2010.

ENERSIS S.A.

By:	/s/ Ignacio Antoñanzas
	Name: Title:	Ignacio Antoñanzas Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Ignacio Antoñanzas, Domingo Valdés and Alfredo Ergas to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on October 28, 2010.

Signature	Title

/s/ Ignacio Antoñanzas	Chief Executive Officer
Ignacio Antoñanzas	(Principal Executive Officer)

/s/ Alfredo Ergas	Chief Financial Officer
Alfredo Ergas	(Principal Financial Officer)

/s/ Angel Chocarro	Chief Accounting Officer
Angel Chocarro	(Principal Accounting Officer)

/s/ Pablo Yrarrázaval	Director - Chairman
Pablo Yrarrázaval

Director
Andrea Brentan

Signature	Title

Director
Hernán Somerville

/s/ Eugenio Tironi	Director
Eugenio Tironi

/s/ Rafael Miranda	Director
Rafael Miranda

/s/ Leonidas Vial	Director
Leonidas Vial

/s/ Rafaeil Fernández	Director
Rafaeil Fernández

Authorized Representative in the U.S.

/s/ Donald J. Puglisi
Name: Donald J. Puglisi Title: Managing Director, Puglisi & Associates

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Second Amended and Restated Deposit Agreement

(a)(ii)	Amended and Restated Deposit Agreement, dated as of June 1, 1994

(b)(i)	Foreign Exchange Contract dated as of October 15, 1993

(b)(ii)	Foreign Exchange Contract dated as of February 13, 1996

(b)(iii)	Foreign Exchange Contract dated as of October 12, 2000

(d)	Opinion of counsel to the Depositary